THE REAL HIP-HOP NETWORK, INC.
455 Pennsylvania Avenue NW, Suite 400
Washington, DC 20004

February 5, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

Re:	The Real Hip-Hop Network, Inc. Amendment No. 7 to the Registration Statement on Form S-1 Filed February 23, 2014 File No. 333-190837

Ladies and Gentlemen:

On behalf of the Company, we are responding to your emailed comment received on February 4, 2014 with respect to the Company’s filing of its Form S-1.

SEC Comment:

"Please revise your disclosure to remove references to sales outside of the prospectus and make clear the secondary offering is for a fixed price for the duration.”

Company Response:

We have removed our disclosure to sales outside of the prospectus and make clear the secondary offering is for a fixed price for the duration.

We have also modified the 5th risk factor on page 13 as referred to in your email.

On behalf of the Company, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Atonn Muhammad THE REAL HIP-HOP NETWORK, INC. By: /s/ Atonn Muhammad Atonn Muhammad